SECOND SUPPLEMENTAL INDENTURE

     SECOND SUPPLEMENTAL INDENTURE, dated as of April 29, 2005 (this “Second Supplemental Indenture”), by and between Fisher Scientific International Inc., a Delaware corporation (the “Company”), having its principal office at Liberty Lane, Hampton, New Hampshire 03842, and J.P. Morgan Trust Company, National Association, a national banking association organized and existing under the laws of the United States, as Trustee (the “Trustee”) to the Indenture (as defined below), having its principal corporate trust office at 4 New York Plaza, 15th Floor, New York, New York 10004.

W I T N E S S E T H:

     WHEREAS, the Company and the Trustee have heretofore executed and delivered an Indenture, dated as of April 24, 2002, as supplemented by the First Supplemental Indenture, dated as of March 7, 2003 (as so supplemented, the “Original Indenture”), pursuant to which the Company has $304 million aggregate principal amount of 8 1/8% Senior Subordinated Notes due 2012 (the “Notes”) outstanding;

     WHEREAS, Section 9.2 of the Original Indenture provides that the Company and the Trustee may, with certain exceptions, amend the Indenture and the Notes with the consent of the Holders (as defined in the Original Indenture) of a majority in principal amount of the Notes then outstanding;

     WHEREAS, the Company has distributed an Offer to Purchase and Consent Solicitation Statement, dated as of April 14, 2005 (the “Solicitation Statement”), and accompanying Consent and Letter of Transmittal, dated as of April 14, 2005, to the Holders of the Notes in connection with certain proposed amendments to the Indenture as described in the Solicitation Statement (the “Proposed Amendments”);

     WHEREAS, the Holders of at least a majority of the outstanding principal amount of the Notes have duly consented to the Proposed Amendments;

     WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to authorize and approve the Proposed Amendments; and

     WHEREAS, the execution and delivery of this Second Supplemental Indenture have been duly authorized by all necessary corporate action on the part of the Company and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with.

     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I — AMENDMENTS

     Section 1.1. Amendments to the Definitions in the Original Indenture and the Notes.

          (a) Upon the effective date of this Supplemental Indenture certain definitions shall be deemed deleted when references to such definitions would be eliminated as a result of the amendments described herein.

          (b) Any definitions used exclusively in the provisions of the Notes that are deleted as described in the Solicitation Statement, and any definitions used exclusively within such definitions, are hereby deleted in their entirety from the Notes, and all references in the Notes to paragraphs, Sections, Articles or other terms or provisions of the Original Indenture that have been otherwise deleted pursuant to this Second Supplemental Indenture are hereby deleted in their entirety or revised to conform herewith.

     Section 1.2. Amendments to Article IV – Covenants. The following Sections of the Original Indenture, and any corresponding provisions in the Notes, are hereby deleted in their entirety and replaced with “Intentionally Omitted.”:

Existing Section Number	Caption
Section 4.2.	Limitation on Liens
Section 4.3.	Limitation on Incurrence of Additional Indebtedness
Section 4.4.	Limitation on Restricted Payments
Section 4.5.	Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries
Section 4.7.	Limitation on Transactions with Affiliates
Section 4.9.	Prohibition on Incurrence of Senior Subordinated Debt
Section 4.10.	Limitation on Preferred Stock of Subsidiaries
Section 4.11.	Limitation on Guarantees By Restricted Subsidiaries
Section 4.14.	Corporate Existence
Section 4.15.	Payment of Taxes and Other Claims
Section 4.16.	Maintenance of Properties and Insurance
Section 4.18.	Additional Information

     Section 1.3. Amendments to Article V – Successor Company. Paragraph (a) of Section 5.1 of the Original Indenture is hereby amended by deleting clauses (ii) and (iii) thereof.

     Section 1.4. Amendments to Article VI – Events of Default. Section 6.1 of the Original Indenture is hereby amended by deleting paragraphs (3), (4), (5), (6), (7) and (8) thereof.

ARTICLE II — MISCELLANEOUS

     Section 2.1. Effect of Supplemental Indenture. From and after the effective date of this Supplemental Indenture, the Original Indenture and the Notes shall be supplemented in accordance herewith, and this Second Supplemental Indenture shall form a part of the Original Indenture and the Notes for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Original Indenture shall be bound thereby.

     Section 2.2. Indenture Remains in Full Force and Effect. Except as supplemented by this Second Supplemental Indenture, all provisions in the Original Indenture and the Notes shall remain in full force and effect.

     Section 2.3. References to Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Second Supplemental Indenture may refer to the Original Indenture without making specific reference to this Second Supplemental Indenture, but nevertheless all such references shall include this Second Supplemental Indenture unless the context requires otherwise.

     Section 2.4. Conflict with Trust Indenture Act. The Company will comply with the provisions of the TIA. If any provision of this Second Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this Second Supplemental Indenture, the provision of the TIA shall control. If any provision of this Second Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Second Supplemental Indenture, as the case may be.

     Section 2.5. Severability. If any court of competent jurisdiction shall determine that any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     Section 2.6. Terms Defined in the Original Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Indenture.

     Section 2.7. Headings. The Article and Section headings of this Second Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Second Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

     Section 2.8. Benefits of Second Supplemental Indenture. Nothing in this Second Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Original Indenture, this Second Supplemental Indenture or the Notes.

     Section 2.9. Successors. All agreements of the Company in this Second Supplemental Indenture shall bind their respective successors. All agreements of the Trustee in this Second Supplemental Indenture shall bind its successors.

     Section 2.10. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.

     Section 2.11. Certain Duties and Responsibilities of the Trustee. In entering into this Second Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Original Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

     Section 2.12. Governing Law. This Second Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

     Section 2.13. Counterpart Originals. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

     Section 2.14. Effectiveness. This Second Supplemental Indenture shall become effective upon execution and delivery by the Company and the Trustee.

     Section 2.15. Confirmation. Each of the Company and the Trustee hereby confirms and reaffirms the Original Indenture in every particular except as amended and supplemented by this Second Supplemental Indenture.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

FISHER SCIENTIFIC INTERNATIONAL INC.
By:	/s/ Kevin P. Clark
	Name:	Kevin P. Clark
	Title:	Vice President and Chief Financial Officer

J.P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Francine Springer

	Name:	Francine Springer
	Title:	Vice President

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